Exhibit 99.5

News Release
Alexco Reports Second Quarter 2016 Results

August 10, 2016 ‑ Alexco Resource Corp. (NYSE‑MKT:AXU, TSX:AXR) today reports financial results for the second quarter ended June 30, 2016.  All figures are expressed in Canadian dollars unless otherwise stated.  For the second quarter of 2016 Alexco recorded net income of $152,000 or $0.00 per share, including $0.9 million in depreciation and share-based compensation costs offset by an unrealized gain of $1.5 million on warrants held as an investment. Alexco Environmental Group ("AEG"), a wholly owned subsidiary of Alexco, recognized revenues of $2.8 million during the second quarter of 2016 with a gross profit of $0.7 million, achieving a gross margin of 25%.

Second Quarter Highlights
•	Strong cash position with cash and cash equivalents at June 30, 2016 of $18.1 million and net working capital of $26 million compared to $8.1 million and $12.2 million, respectively, at December 31, 2015.

•	Under-budget and ahead of schedule with planned 8,000 meter surface exploration diamond drill program at its Bermingham deposit in the Keno Hill District. The Company has expanded this program by 6,000 meters to approximately 14,000 meters for an estimated additional cost of $0.7 million. As of August 10, 2016, Alexco has completed 25 holes for a total of 7,708 meters. The drilling program is expected to be completed by early October with results for the complete program expected to be available by the end of October 2016 with interim drill results expected to be available mid-September.

•	On May 17, 2016, the Company closed a non-brokered private placement of units of the Company ("Units") at a price of $1.20 per Unit pursuant to which the Company issued 10,839,972 Units for aggregate gross proceeds of $13,007,966. Each unit consisted of one common share and one-half of one non-transferable warrant, each whole such warrant entitling the holder to purchase one additional common share of the Company at a price of $1.75 per share for a period of 24 months following the date of issuance.

•	During the second quarter 770,800 warrants were exercised for proceeds of $1 million. Subsequent to quarter end, a further 2,433,575 warrants were exercised for additional proceeds of $3.4 million further improving the Company's cash position.

Alexco's President and Chief Executive Officer Clynt Nauman said, "In the second quarter we commenced the surface drill program at our high grade Bermingham discovery and, due to improved efficiencies and other factors, we increased the drill program from 8,000 meters to approximately 14,000 meters while also adding an additional drill to ensure work is complete by early October, 2016. Elsewhere at Keno Hill we have initiated a mill assessment and maintenance program and commenced work to prepare for the installation of the Flame & Moth underground portal, expected to be completed by the end of the third quarter. Clearly, we are encouraged by the continued strength of the silver markets and, pending results of our Bermingham drilling program we will be well positioned to consider redevelopment options at Keno Hill."

Head Office                                                                                                                                                                                                                                                                       T. 604 633 4888

Alexco Resource Corp.                                                                                                                                                                                                                                                    F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC  V7X 1M9
Canada

Summary Financial Results and Information
(expressed in thousands of dollars, except per share amounts)	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

Environmental services revenue	2,831	2,610	5,179	7,126

Gross profit from environmental services	710	579	1,275	1,771

Loss before taxes	(124)	(1,920)	(2,142)	2,865
Net income (loss)	152	(1,866)	(1,958)	(2,358)
Total comprehensive income (loss)	1,504	(2,019)	(399)	(2,664)
Income (loss) per share – basic and diluted	$0.00	$(0.03)	$(0.02)	$(0.03)
Cash flows (consumed) from operating activities	(1,877)	(183)	(2,960)	(2,003)

Alexco Environmental Group
AEG recorded revenues of $2.8 million and a gross profit of $0.7 million, compared to revenue of $2.6 million and a gross profit of $0.6 million in the second quarter of 2016.  The increase in gross profit from the prior period is mainly attributed to improved employee utilization in the fee-for-service business.
At the Gold King Project in southern Colorado, the US Environmental Protection Agency has recently extended the Interim Water Treatment Plant (IWTP) operations contract with AEG to the end of September 2016, as well as authorized an interim expansion of the plant to approximately double the treatment capacity of the IWTP. Construction related to this expansion is complete.
Mr. Nauman said, "Our fee for service business in Canada continues a steady trend in profitability. Additionally, project and turnkey work in the US increased in the second quarter as anticipated, and we expect increasing contribution from US business over the balance of the year."
Keno Hill Exploration
The Company originally planned an exploration program of 8,000 meters and has now expanded the program to approximately 14,000 meters of surface diamond drilling to follow up on the identification in 2015 and 2014 of high grade silver results at the Bermingham prospect. The expanded exploration program is budgeted to cost approximately $3.3 million and is primarily funded by way of the $3 million flow through funds that were raised in December 2015. The surface drilling program is expected to be complete in early October 2016. The Company will also expend additional funds to gather important geotechnical and hydrogeological information, as well as undertake a preliminary metallurgical program to test the Bermingham mineralization.  As at August 10, 2016, Alexco drilled 25 holes for a total of 7,708 meters at Bermingham. Drill results for the complete program are expected to be available by the end of October 2016 with interim drill results expected to be available mid-September.
The drill objectives are to infill and expand the previously identified high grade silver zone at Bermingham at sufficient drill density to permit resource estimation, and to explore up and down plunge for possible extensions to other favourable structural and stratigraphic positions in which additional mineral deposition may have occurred.

Keno Hill Silver District PEA
The Company plans to provide an updated National Instrument 43-101 compliant Preliminary Economic Assessment ("PEA") for its 100% owned Keno Hill Silver District in the fourth quarter of 2016 which will incorporate the re-engineering and optimization of the mine plan along with an updated mineral resource estimate for the Bermingham deposit.
In February 2016 the Company received the amended Quartz Mining Licence for the Flame & Moth deposit, and expects a Water Use Licence amendment hearing to occur in the fourth quarter of 2016.
Keno Hill Development Update
The Company initiated a mill assessment and maintenance program in the second quarter of 2016. Mechanical assessment and maintenance of equipment is part of the routine process of maintaining the crushing and milling equipment assets in a condition where resumption of processing operations can be initiated if warranted.
In July the Company commenced work in preparation for the installation of an underground portal at the Flame & Moth mine along with establishing the necessary surface infrastructure to drive the first 20 meters of the production ramp. This will allow resumption of development activities to begin at full scale in the future. This ramp will ultimately be driven approximately 750 meters to the upper production levels of the Flame & Moth silver deposit. Based on prior work (see the December 10, 2014, Alexco Resource Corp. PEA Technical Report entitled "Updated Preliminary Economic Assessment for the Eastern Keno Hill Silver Project - Phase 2, Yukon Canada"), the Flame & Moth deposit has approximately 585,000 tonnes of potentially mineable material grading 693 g/t silver, 2.19% Pb, 5.35% Zn and 0.52 g/t gold.
Financial

Alexco's cash and cash equivalents at June 30, 2016 totaled $18.1 million compared to $8.1 million at December 31, 2015, while net working capital totaled $26 million compared to $12.2 million for the same dates.  With its cash resources and net working capital on hand at June 30, 2016, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration and development programs, environmental services business and corporate offices and administration as planned for 2016 and 2017.

New Director

On June 28, 2016, Elaine Sanders joined the Board of Directors of the Company and now sits on the Audit Committee and Nominating and Corporate Governance Committee. Ms. Sanders is Chief Financial Officer and Corporate Secretary of NovaCopper Inc. and has more than 20 years of experience in audit, finance, and accounting with public and private companies. Ms. Sanders has been involved with numerous financings and acquisitions, and has listed companies on both the TSX and NYSE-MKT. Ms. Sanders is responsible for all aspects of financial services, financial reporting, and corporate governance at NovaCopper Inc. Ms. Sanders holds a Bachelor of Commerce degree from the University of Alberta, is a Canadian qualified Chartered Professional Accountant and a Certified Public Accountant in the United States.

Financial Report and Conference Call for Second Quarter 2016

Full details of the financial and operating results for the second quarter ended June 30, 2016 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Alexco, including its annual information form, are available on the Company's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 10:00a.m. Eastern (7:00 a.m. Pacific) on Thursday, August 11, 2016.  To participate in the live call, please use one of the following methods:
Dial toll free from Canada or the US: 1-866-233-4585
Dial from outside Canada or the US: 1-416-640-5946
Live audio webcast:www.alexcoresource.com
Participants should connect five to ten minutes before the call.
The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com.  Through August 25, 2016, a replay of the call will be available by telephone at the following:
Dial toll free from Canada or the US: 1-888-203-1112
Dial from outside Canada or the US: 1-647-436-0148
Replay Passcodes:Conference ID # 9147132
The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com.
Qualified Persons
The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 ‑ Standards of Disclosure for Mineral Projects.
About Alexco
Alexco Resource Corp. owns substantially all of the historical Keno Hill Silver District located in Canada's Yukon Territory, including the Bellekeno silver mine, the Flame & Moth, Lucky Queen, Bermingham and Onek deposits, and other historic and surface resources within the district. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada's only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Keno Hill in order to decrease costs and reposition the district for long-term, sustainable operations. Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.
Contact
Clynton R. Nauman, President and Chief Executive Officer
Michael Clark, Chief Financial Officer
Phone:  (604) 633-4888
Email:   info@alexcoresource.com
Please visit the Alexco website at www.alexcoresource.com

Certain statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production,  the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.